Artcraft V, Inc.
Baimang Checking Station 1st Building South
Mountain Xili Town
Shenzhen, China

February 9, 2007

U.S. Securities & Exchange Commission
Office of Small Business
450 Fifth Street NW
Washington, D.C. 20549

Re:	Artcraft V, Inc.
File No. 333-131019

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-131019, to 10am. Eastern Standard Time on February 12, 2007, or as soon as practicable thereafter.

We are also aware that:

•	Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Very truly yours,

Artcraft V, Inc.

/s/ Li Te Xiao
PRESIDENT AND SECRETARY